ROPES & GRAY LLP 2099 PENNSYLVANIA AVE., NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

June 29, 2018	Nathan Briggs
T: 202-626-3909
F: 202-383-9308
Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Income Opportunity Fund

File Nos. 333-217471 and 811-22121

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on May 22, 2017 regarding the Registration Statement on Form N-2 (the “Registration Statement”) relating to common shares of beneficial interest of PIMCO Income Opportunity Fund (the “Fund”) to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), which was filed with the SEC on April 25, 2017 (the “Initial Filing”). The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (“Pre-Effective Amendment No. 1”) or in additional pre-effective amendments to be filed subsequently.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

PROSPECTUS

Cover page

1.	Comment: On page iii, the disclosure states that, “The Fund may also invest in securities of other investment companies, including, without limit, exchange-traded funds (“ETFs”), and may invest in foreign ETFs.” Please consider whether the fee table under “Summary of Fund Expenses” on page 34 should include a separate line item for acquired fund fees and expenses, in accordance with Instruction 10 to Item 3.1 of Form N-2.

Response: The Fund confirms that acquired fund fees and expenses will be reflected in the fee table included under “Summary of Fund Expenses” in accordance with Form N-2. Such fees and expenses currently amount to less than 0.01% and therefore are not required to be presented as a separate line item.

Prospectus Summary

2.	Comment: On page 2, the disclosure states that, “PIMCO may choose to focus on particular countries/regions (e.g., U.S. vs. foreign), asset classes, industries and sectors to the exclusion of others at any time and from time to time based on market conditions and other factors.” Please add disclosure identifying the particular country, region, asset class, industry or sector in which the Fund is currently focused, if any.

Response: In response to this Comment, the Fund has revised the above-referenced disclosure as follows:

PIMCO may choose to focus on particular countries/regions (e.g., U.S. vs. foreign), asset classes, industries and sectors to the exclusion of others at any time and from time to time based on market conditions and other factors. For example, subject to the Fund’s investment policies and limitations, the Fund may invest a substantial portion of its total assets in mortgage-related and other asset-backed securities, which investments PIMCO may choose to increase or decrease, or eliminate entirely, over time and from time to time. The relative value assessment within fixed income sectors draws on PIMCO’s regional and sector specialist expertise. ~~For example, subject to the Fund’s investment policies and limitations, the Fund may invest a substantial portion of its total assets in mortgage-related and other asset-backed securities, which investments PIMCO may choose to increase or decrease, or eliminate entirely, over time and from time to time.~~

3.	Comment: On page 3, the disclosure sets forth the types of debt instruments in which the Fund may invest for purposes of its 80% policy. Please review this disclosure and confirm to us that it includes only the types of investments in which the Fund principally invests. See Item 8.2.b.(1) of Form N-2. See also Item 8.4 of Form N-2 and Instruction a. thereto.

Response: The Fund confirms that the above-referenced disclosure includes only the types of investments in which the Fund may principally invest. As disclosed in the Fund’s principal investment strategies, the Fund utilizes a dynamic asset allocation strategy across multiple fixed-income sectors and has the flexibility to invest in a variety of debt and related instruments as a principal investment strategy from time to time and as market conditions change.

4.	Comment: The disclosure in the “Principal Risks of the Fund” section sets forth 56 principal risks. Please review this risk disclosure and limit it so that it only includes the Fund’s principal risks. See Item 8.3.(a) of Form N-2.

Response: In response to the Staff’s Comment, the Fund has removed Market Disruption and Geopolitical Risk and Municipal Bond Risk from the “Principal Risks of the Fund” section in Pre-Effective Amendment No. 1.

Portfolio Contents

5.	Comment: On page 37, the disclosure states that, “Upon PIMCO’s recommendation, for temporary defensive purposes or in order to keep the Fund’s cash fully invested, including during the period in which the net proceeds of this offering are being invested, the Fund may deviate from its investment strategy by investing some or all of its total assets in investments such as high grade debt securities, including high quality, short-term debt securities, and cash and cash equivalents.” Please revise this disclosure to remove “or in order to keep the Fund’s cash fully invested,” as this disclosure should be limited to strategies used only for temporary defensive purposes.

Response: The Fund has made the following changes in response to this Comment:

Upon PIMCO’s recommendation, for temporary defensive purposes ~~or in order to keep the Fund’s cash fully invested, including during the period in which the net proceeds of an offering are being invested~~, the Fund may deviate from its investment strategy by investing some or all of its total assets in investments such as high grade debt securities, including high quality, short-term debt securities, and cash and cash equivalents.

6.	Comment: On page 63, the disclosure indicates that the Fund may engage in short sales. Please confirm to us that the fee table includes, as an expense, the interest and dividend expenses paid on the Fund’s short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.116 (May 1, 2016).

Response: The Fund confirms that the interest and dividend expenses paid on the Fund’s short sale transactions are included as an expense in the Fund’s fee table in accordance with Form N-2.

Management of the Fund — Investment Manager—Additional Information

7.	Comment: The disclosure on page 89 states that, “Neither this prospectus, the Fund’s Statement of Additional Information, any contracts filed as exhibits to the Fund’s registration statement, nor any other communications or disclosure documents from or on behalf of the Fund creates a contract between a shareholder of the Fund and the Fund, a service provider to the Fund, and/or the Trustees or officers of the Fund, other than pursuant to any rights under federal law or state law that cannot be waived.” Please revise the referenced disclosure to remove “other than pursuant to any rights under federal law or state law that cannot be waived.”

Response: The requested change has been made.

Repurchase of Common Shares; Conversion to Open End Fund

8.	Comment: The disclosure on page 99 states that, “If the Common Shares were to trade at a substantial discount to NAV for an extended period of time, the Board of Trustees may consider the repurchase of its Common Shares on the open market or in private transactions, the making of a tender offer for such shares or the conversion of the Fund to an open-end investment company.” In light of the restrictions set forth in Regulation M on the repurchase of common shares during a distribution, please confirm supplementally whether there is a specific repurchase plan contemplated by the Fund’s Board of Trustees and if so, the details of such plan.

Response: The Fund confirms that no specific repurchase plan with respect to the Fund’s common shares is contemplated at this time.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objective and Policies — Derivative Instruments—Options on Securities and Indexes

9.	Comment: The disclosure on page 54 of the SAI states that, “For a call option on an index, the option is covered if the Fund maintains with its custodian assets determined to be liquid by PIMCO in accordance with procedures approved by the Board of Trustees in an amount equal to the Fund’s net obligation under the option.” Please revise this disclosure to reflect that the Fund will segregate an amount equal to the value of the underlying index.

Response: The Fund notes that call options on an index may be required to cash settle, such that a fund will have fully covered its obligation and maximum exposure from the transaction by segregating liquid assets equal to its daily marked-to-market net obligation under the contract. PIMCO believes that segregation of the entire value of the underlying index in these circumstances represents a form of overcollateralization that unnecessarily restricts the fund and its investment operations and is not required by Investment Company Act Release No. 10666 (April 18, 1979) (“Release 10666”) and its progeny.

We understand, however, that the Staff’s position is that segregation of marked-to-market net obligations is only permissible for certain types of instruments that are required to cash settle, including forwards, futures and interest rate swap contracts.1 Accordingly, solely for purposes of having the Registration Statement declared effective, the Fund has revised the disclosure on page 54 as follows. We note that this disclosure will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

[1]	See “Use of Derivatives by Registered Investment Companies and Business Development Companies,” SEC Release IC-31933 (December 11, 2015), at footnote 57 and accompanying text (“For certain derivatives that are required by their terms to be net cash settled, and thus do not involve physical settlement, funds often segregate an amount equal to the fund’s daily mark-to-market liability, if any (‘mark-to-market segregation’). Funds initially applied this approach to specific types of transactions addressed through guidance by our staff: first interest rate swaps and later cash-settled futures and non-deliverable forwards (‘NDFs’)”).

In addition, the Fund reserves the right to modify this disclosure and related practices to the extent consistent with our understanding of future SEC and/or Staff positions.

For a written call option on an index, the Fund will segregate or “earmark” cash or ~~the option is covered if the Fund maintains with its custodian~~ assets determined to be liquid by PIMCO in accordance with procedures approved by the Board of Trustees in an amount equal to the ~~Fund’s net obligation under the option~~ value of the underlying index.

Investment Objective and Policies — Derivative Instruments—Swap Agreements and Options on Swap Agreements

10.	Comment: On page 65, the disclosure states that, “In connection with credit default swaps in which the Fund is the seller, if the Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees, or enter into offsetting positions, with a value at least equal to the full notional amount of the Fund’s obligation under the swap.” The Staff’s view is that credit default swaps purchased or sold by the Fund cannot be “covered” such that they are no longer senior securities by entering into offsetting positions. Please revise the referenced disclosure to reflect the Staff’s position.

Response: The Fund notes that, to its knowledge, there has been no guidance published by the SEC or the Staff setting forth a specific asset coverage approach for CDS. With respect to approaches to asset coverage more generally, Release 10666 and its progeny provide that contractual obligations to pay in the future are subject to the requirements of Section 18 of the 1940 Act and should be treated as “senior securities” unless: (i) a fund segregates liquid assets designated as such on the fund’s records with a value equal to the fund’s contractual obligations, determined daily on a marked-to-market basis; or (ii) a fund “covers” its obligations (e.g., a fund that has sold a put option (i.e., a long position in the underlying instrument) could “cover” its obligations by entering into an offsetting transaction whereby it sells short the instrument underlying the put option at the same or higher price than the strike price of the put option). In accordance with these principles, the Fund believes that it may appropriately cover its obligations created from selling a CDS (i.e., a long position on the underlying asset) by, for example, buying protection through a CDS on the same underlying asset.

We understand, however, that the Staff’s position is that a fund may cover its obligations by entering into offsetting positions for certain types of instruments that involve a future payment by the fund (e.g., selling a put option), but not others, including, for example, credit default swaps. Accordingly, solely for purposes of having the Registration Statement declared effective, the Fund has revised the disclosure on page 65 as follows. We note that this disclosure will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement. In addition, the Fund reserves the right to modify this disclosure and related practices to the extent consistent with our understanding of future SEC and/or Staff positions.

In connection with credit default swaps in which the Fund is the seller, if the Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees~~, or enter into offsetting positions,~~ with a value at least equal to the full notional amount of the Fund’s obligation under the swap.

Investment Objective and Policies — Derivative Instruments— Asset Segregation

11.	Comment: On page 71, the section titled “Asset Segregation” states that, “With respect to forwards, futures contracts, options and swaps that are contractually permitted or required to cash settle (i.e., where physical delivery of the underlying reference asset is not required), the Fund is permitted to segregate or earmark liquid assets equal to the Fund’s daily marked-to-market net obligation under the derivative instrument, if any, rather than the derivative’s full notional value.” Inasmuch as the Staff only views this type of asset segregation as appropriate with respect to forwards, futures and interest rate swap contracts that are contractually required to cash settle, please revise this sentence so that it only refers to forwards, futures and interest rate swap contracts that are contractually required to cash settle.

Response: The Fund and PIMCO respectfully disagree with the Staff’s Comment and seemingly inconsistent position that Section 18 of the 1940 Act allows for segregation or “earmarking” of liquid assets equal to a fund’s daily marked-to-market net obligations for certain types of derivative instruments that require cash settlement and not others. Release 10666 and subsequent SEC staff no-action letters stand for the proposition that derivatives transactions that give rise to economic leverage will not be treated as “senior securities” under Section 18 provided a fund segregates or earmarks liquid assets in an amount sufficient to satisfy 100% of the fund’s obligations under the transaction. In the case of derivative instruments that are required to cash settle, whether they be futures, forwards, swaps, options or other instruments, a fund will have fully covered its obligation and maximum exposure from the transaction by segregating liquid assets equal to its daily marked-to-market obligations. Segregation of the derivative’s full notional value in these circumstances represents a form of overcollateralization that unduly restricts the fund and its investment operations, and deviates from the spirit and intent of Release 10666 and its progeny.

The Fund believes that the practices in the disclosure referenced above are consistent with currently effective policies of other registered funds that use similar descriptions of coverage practices in their registration statements. We understand that the SEC’s and Staff’s position is that segregation of marked-to-market net obligations is only permissible for certain types of instruments that are required to cash settle, including forwards, futures and interest rate swap contracts2. These positions appear to have been expressed entirely through comments provided by the SEC staff in recent inspections and registration statement filings, rather than from any affirmative statement in a statute, rule, SEC release or Staff no-action letter. The Fund believes that subjecting it to recent, informal positions of the SEC staff through the registration statement review process places the Fund at a competitive disadvantage to other funds in the industry, and sees no sound basis for the Staff’s position, as there is no practical difference between the Fund’s potential obligation under a forward or future that is required to cash settle and other types of derivatives that are required to cash settle.

However, solely for purposes of having the Registration Statement declared effective, the Fund has revised the disclosure on page 71 as follows. We note that this disclosure will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement. In addition, the Fund reserves the right to modify this disclosure and related practices to the extent consistent with our understanding of future SEC and/or Staff positions:

With respect to forwards~~,~~ and futures contracts~~, options~~ and interest rate swaps that are contractually ~~permitted or~~ required to cash settle (i.e., where physical delivery of the underlying reference asset is not ~~required~~ permitted), the Fund is permitted to segregate or earmark liquid assets equal to the Fund’s daily marked-to-market net obligation under the derivative instrument, if any, rather than the derivative’s full notional value, but may segregate full notional value, as applicable, with respect to other derivative instruments (including written credit default swaps and written options) that contractually require or permit physical delivery of securities or other underlying assets.

Investment Restrictions

12.	Comment: Please confirm that the Fund will consider the investment policies of any underlying funds in which it invests when testing for compliance with the Fund’s industry concentration policy (e.g., if an underlying fund has a policy to concentrate its investments in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy).

Response: The Fund confirms that, to the extent an underlying investment company has adopted a policy to concentrate in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy and will add the following disclosure to the “Investment Restrictions” section of the SAI in Pre-Effective Amendment No. 1:

[2]	See “Use of Derivatives by Registered Investment Companies and Business Development Companies,” SEC Release IC-31933 (December 11, 2015), at footnote 57 and accompanying text (“For certain derivatives that are required by their terms to be net cash settled, and thus do not involve physical settlement, funds often segregate an amount equal to the fund’s daily mark-to-market liability, if any (‘mark-to-market segregation’). Funds initially applied this approach to specific types of transactions addressed through guidance by our staff: first interest rate swaps and later cash-settled futures and non-deliverable forwards (‘NDFs’)”).

To the extent that an underlying investment company in which the Fund invests has adopted a policy to concentrate its investments in a particular industry, the Fund will, to the extent applicable, take such underlying investment company’s concentration policy into consideration for purposes of the Fund’s own industry concentration policy.

13.	Comment: Page 47 of the Prospectus states that the Fund may invest in private activity municipal bonds. Please confirm that the Fund will look through a private activity municipal bond whose principal and interest payments are principally derived from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when applying the Fund’s concentration policy.

Response: The Fund confirms that, for purposes of the industry concentration policy, to the extent practicable, it will associate each private activity municipal bond in which it invests with a particular “industry” associated with the non-governmental entity from whose assets and revenues the bond’s principal and interest payments are principally derived, as determined by PIMCO. We note that this policy will be observed by the Fund for purposes of having the Registration Statement declared effective, but does not necessarily represent the position or policy of any other fund managed by PIMCO.

14.	Comment: Please confirm supplementally that (i) the Fund will treat non-agency residential mortgage-backed securities (“Private RMBS”) and non-agency commercial mortgage-backed securities (“Private CMBS”) as separate industries for purposes of its industry concentration policy and (ii) associate, to the extent practicable, each privately issued asset-backed security held by the Fund with a particular “industry” for purposes of the Fund’s industry concentration policy.

Response: The Fund confirms that it will treat Private RMBS and Private CMBS as separate industries for purposes of its industry concentration policy. The Fund also confirms that, for purposes of its industry concentration policy, it will associate, to the extent practicable, each privately issued asset-backed security held by the Fund with a particular “industry” associated with the type(s) of assets that collateralize the asset-backed security, as determined by PIMCO.

15.	Comment: Please provide supplementally the updated Summary of Fund Expenses section of the Prospectus that will be filed as part of Pre-Effective Amendment No. 1.

Response: Please find the updated Summary of Fund Expenses section of the Prospectus to be filed with Pre-Effective Amendment No. 1 attached as Appendix A hereto.

16.	Comment: Please state supplementally whether the Financial Industry Regulatory Authority (“FINRA”) has approved the distribution terms of the Fund’s offering.

Response: The Fund submitted the Registration Statement to FINRA on April 26, 2017 and received a Conditional No-Objections letter from FINRA with respect to the Registration Statement on April 28, 2017. The Fund anticipates that final approval of the distribution terms of the offering will be granted by FINRA after the filing of the prospectus supplement in connection with the initial “takedown” of the Fund’s shares being registered, which will be filed after the Staff declares the Registration Statement effective.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Joshua Ratner, Esq.

Wu-Kwan Kit, Esq.

David C. Sullivan, Esq.

Appendix A

Summary of Fund Expenses

The following table is intended to assist investors in understanding the fees and expenses (annualized) that an investor in Common Shares of the Fund would bear, directly or indirectly, as a result of an offering. The table reflects the use of leverage in the form of reverse repurchase agreements in an amount equal to 34.99% of the Fund’s total managed assets (including assets attributable to reverse repurchase agreements), which reflects approximately the percentage of the Fund’s total managed assets attributable to such leverage as of December 31, 2017, and shows Fund expenses as a percentage of net assets attributable to Common Shares. The percentage above does not reflect the Fund’s use of other forms of economic leverage, such as credit default swaps or other derivative instruments. The table and example below are based on the Fund’s capital structure as of December 31, 2017. The extent of the Fund’s assets attributable to leverage following an offering, and the Fund’s associated expenses, are likely to vary (perhaps significantly) from these assumptions.

Shareholder Transaction Expenses
Sales load (as a percentage of offering price) (1)	[--]%
Offering Expenses Borne by Common Shareholders (as a percentage of offering price) (2)	[--]%
Dividend Reinvestment Plan Fees (3)	None

Percentage of Net Assets Attributable to Common Shares (reflecting leverage attributable to reverse repurchase agreements)
Annual Expenses
Management Fees (4)	1.63%
Interest Payments on Borrowed Funds (5)	1.29%
Other Expenses(6)	0.02%
Total Annual Expenses	2.94%

(1)	In the event that the Common Shares to which this prospectus relates are sold to or through underwriters or dealer managers, a corresponding prospectus supplement will disclose the applicable sales load and/or commission.

(2)	The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by the Fund and indirectly by all of its Common Shareholders as a percentage of the offering price.

(3)	You will pay brokerage charges if you direct your broker or the plan agent to sell your Common Shares that you acquired pursuant to a dividend reinvestment plan. You may also pay a pro rata share of brokerage commissions incurred in connection with open-market purchases pursuant to the Fund’s Dividend Reinvestment Plan. See “Dividend Reinvestment Plan.”

(4)	Management Fees include fees payable to the Investment Manager for advisory services and for supervisory, administrative and other services. The Fund pays for the advisory, supervisory and administrative services it requires under what is essentially an all-in fee structure (the “unified management fee).” Pursuant to an investment management agreement, PIMCO is paid a Management Fee of 1.055% of the Fund’s average daily total managed assets. The Fund (and not PIMCO) will be responsible for certain fees and expenses, which are reflected in the table above, that are not covered by the unified management fee under the investment management agreement. Please see “Management of the Fund — Investment Manager” for an explanation of the unified management fee and definition of “total managed assets.”

(5)	Reflects the Fund’s use of leverage in the form of reverse repurchase agreements as of December 31, 2017, which represented 34.99% of the Fund’s total managed assets (including assets attributable to reverse repurchase agreements) as of that date, at an estimated annual interest rate cost to the Fund of 3.07% (based on current market conditions). See “Leverage—Effects of Leverage.” The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of reverse repurchase agreements, dollar rolls and/or borrowings and variations in market interest rates. Borrowing expense is required to be treated as an expense of the Fund for accounting purposes. Any associated income or gains (or losses) realized from leverage obtained through such instruments is not reflected in the Annual Expenses table above, but would be reflected in the Fund’s performance results.

(6)	Other expenses are estimated for the Fund’s current fiscal year ending June 30, 2018.

Example

The following example illustrates the expenses that you would pay on a $1,000 investment in Common Shares of the Fund, assuming (1) that the Fund’s net assets do not increase or decrease, (2) that the Fund incurs total annual expenses of 2.94% of net assets attributable to Common Shares in years 1 through 10 (assuming assets attributable to reverse repurchase agreements representing 34.99% of the Fund’s total managed assets) and (3) a 5% annual return(1):

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred	$30	$91	$155	$326

(1)	The example above should not be considered a representation of future expenses. Actual expenses may be higher or lower than those shown. The example assumes that the estimated Interest Payments on Borrowed Funds and Other Expenses set forth in the Annual Expenses table are accurate, that the rate listed under Total Annual Expenses remains the same each year and that all dividends and distributions are reinvested at NAV. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example. The example does not include commissions or estimated offering expenses, which would cause the expenses shown in the example to increase. In connection with an offering of Common Shares, the prospectus supplement will set forth an example including sales load and estimated offering costs.